                                        Form 12b-25

                          U.S. SECURITIES AND EXCHANGE COMMISSION

                                   WASHINGTON, D.C. 20459

                                        FORM 12B-25

                                NOTIFICATION OF LATE FILING

                                        (Check One):
[ ] Form 10-K and 10-KSB  [ ] Form 20-F  [ ] Form 11-K  [ x ] Form 10-QSB  [ ] Form N-SAR
      For Period Ended: September 30, 2003
      [ ] Transition Report on Form 10-K
      [ ] Transition Report on Form 20-F
      [ ] Transition Report on Form 11-K
      [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form N-SAR
      For the Transition Period Ended:

      Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification related to a portion of the filing checked above, identify the
      Item(s) to which the notification relates:

Part I-Registrant Information

      COGNIGEN NETWORKS, INC.
      (Full name of Registrant)

.................................................................................
      7001 SEAVIEW AVENUE NW, SUITE 210
      (Address of Principal Executive Office)

.................................................................................
      SEATTLE WASHINGTON 98117
      (City State Zip)

Part II. Rules 12b.25(b) and (c)

If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b.25(b), the following should be completed. (Check box if appropriate)

     (a)  The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X    (b)  The subject annual report,  semi-annual  report,  transition report on
          Form 10-K,  Form  10-KSB,  Form 20-F,  11-K or Form N.SAR,  or portion thereof  will  be  filed  on or  before  the  fifteenth  calendar  day following the prescribed due date; or the subject  quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth  calendar day following the prescribed due date; and

     (c)  The accountant's statement or other exhibit required by Rule 12b.25(c)
          has been attached if applicable.

Part III. Narrative

State below in  reasonable  detail the  reasons why Form 10-K and 10-KSB,  20-F,
11-K, 10-Q and 10-QSB,  N-SAR or the transition  report or portion thereof could not be filed within the prescribed time period.

      See attached.

Part IV. Other Information

     (1)  Name and  telephone  number  of person  to  contact  in regard to this notification

           Gary L. Cook                   (303)         790-9559
             (Name)                    (Area Code)  (Telephone Number)

     (2)  Have all other periodic  reports required under section 13 or 15(d) of the  Securities  Exchange Act of 1934 or section 30 of the  Investment
          Company Act of 1940 during the preceding 12 months or for such shorter period that the  registrant  was required to file such  report(s) been filed? If the answer is no, identify report(s).
                                                         [ ] Yes    [X] No

          Part III to  Registrant's  Annual  Report on Form  10-KSB for the year ended June 30, 2003.

     (3)  Is it anticipated that any significant change in results of operations from  the  corresponding  period  for the  last  fiscal  year  will be reflected  by the  earnings  statements  to be included in the subject report or portion thereof? [X] Yes [ ] No

          If  so,  attach  an  explanation  of  the  anticipated   change,  both
          narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See attached.

                                  Cognigen Networks, Inc.

has  caused  this  notification  to be signed on its  behalf by the  undersigned thereunto duly authorized.

Date  November 17, 2003        /s/ Gary L. Cook, Senior Vice President,
                                   Treasurer and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly  authorized  representative.  The name and title of the person signing  the form  shall  be typed or  printed  beneath  the  signature.  If the statement is signed on behalf of the registrant by an authorized  representative
(other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                         ATTENTION
Intentional  misstatements  or omissions  of fact  constitute  Federal  Criminal
Violations (See 18 U.S.C. 1001).

                                    GENERAL INSTRUCTIONS

1.   This form is  required by Rule  12b-25 (17 CFR  240.12b-25)  of the General
     Rules and Regulations under the Securities Exchange Act of 1934.

2.   One signed  original and four conformed  copies of this form and amendments thereto  must be  completed  and filed  with the  Securities  and  Exchange
     Commission,  Washington,  DC  20549,  in  accordance  with  Rule 0-3 of the
     General Rules and Regulations  under the Act. The information  contained in or filed  with  the form  will be made a matter  of  public  record  in the commission files.

3.   A manually  signed copy of the forma and amendments  thereto shall be filed with each national  securities exchange on which any class of securities of the registrant is registered.

4.   Amendments to the notifications  must also be filed on Form 12b-25 but need not restate information that has been correctly  furnished.  The form shall be clearly identified as an amended notification.

5.   Electronic Filers:  This form shall not be used by electronic filers unable to timely  file a report  solely  due to  electronic  difficulties.  Filers unable  to  submit  reports  within  the  time  period  prescribed  due  to difficulties  in  electronic  filing  should comply with either Rule 201 or
     Rule 202 of  Regulation  S-T  (Section  232.201 or Section  232.202 of this chapter) or apply for an  adjustment  in filing date pursuant to Rule 13(b)
     of Regulation S-T (Section 232.13(b) of this chapter).

                                   ATTACHMENT TO FORM 12B-25

REGISTRANT: Cognigen Networks, Inc.

PART III - NARRATIVE

The  Registrant's  Board of Directors  wanted to assure that all  accounting and disclosures  issues were  properly  addressed,  which  delayed the filing of the
Registrant's Form 10-QSB for the quarter ended September 30, 2003.

PART IV - OTHER INFORMATION

Registrant will incur a loss from operations of  approximately  $193,000 for the three months ended  September  30, 2003,  compared to income from  operations of approximately $54,000 for the three months ended September 30, 2002.